John E. Lux, Esq.

Attorney at Law

1629 K Street, Suite 300
Washington, DC 20006

(202) 780-1000
john.lux@securities-law.info

August 28, 2017

Lilyanna Peyser
Mara L. Ransom Assistant Director
Office of Consumer Products
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC. 20549

Re: SNM Global Holdings, Inc.
Offering
Statement on
Form 1-A Filed
May 24, 2017
File No. 024-10701

Dear Ms Peyser:

We have amending our offering statement and providing the requested information.

On Friday, we have re-filed our EDGAR documents.

As you may recall, the last two items where the corrected opinion letter covering selling shareholder and the signature file.

In order to expedite this, please let me direct you to the two links for these items.

The revised opinion letter is at https://www.sec.gov/Archives/edgar/data/1706907/000072174817000577/ex12_1.htm

The signatures are at https://www.sec.gov/Archives/edgar/data/1706907/000072174817000577/snm_103.jpg and

https://www.sec.gov/Archives/edgar/data/1706907/000072174817000577/snm_104.jpg

Copies of these documents follow in this letter.

As you can easily imagine the company is eager to be qualified and anything we can do to expedite this would be much appreciate.

Please contact me at (202) 780-1000 with any questions.

Sincerely,

John E. Lux

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on August 24th, 2017.

(Exact name of issuer as specified in its charter): **SNM Global Holdings**

By (Signature and Title): */s/ Troy Lowman*
Chief Executive Officer
(Principal Executive Officer).

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature): /s/

(Title): Principle Executive Officer (Principal Financial Officer, Principal Accounting Officer, Chief Financial Officer)

(Date): August 24th 2017

SIGNATURES OF DIRECTORS:

/s/
Troy Lowman, Chairman

August 24th, 2017
Date

/s/
Brian Hale, Director

August 24th, 2017
Date

/s/
Michael Gallagher, Director

August 24th, 2017
Date

/s/
Curtis Barnard, Director

August 24th, 2017
Date

Steve Allnutt
/s/
Steve Allnut, Director

August 24th, 2017
Date

/s/
Jim Turner, Director

August 24th, 2017
Date

/s/
Ken Chaminoff, Director

August 24th, 2017
Date

/s/
Todd Shull, Director

August 24th, 2017
Date

/s/
Natalie Ramos, Director

August 24th, 2017
Date

John E. Lux, Esq.
Attorney at Law
1629 K Street, Suite 300
Washington, DC 20006
(202) 780-1000
Admitted in Maryland and the District of Columbia

August 9, 2017

Board of Directors
SNM Global Holdings
7950 NW 53rd Street, Suite 337
Miami, Florida 33166

Ladies and Gentlemen:

I have acted, at your request, as special counsel to SNM Global Holdings, a Nevada corporation, ("SNM Global Holdings") for the purpose of rendering an opinion as to the legality of (1) 1,000,000,000 shares of SNM Global Holdings' common stock, par value $0.001 per share, ("Shares") to be offered and distributed by SNM Global Holdings pursuant to an offering statement to be filed under Regulation A of the Securities Act of 1933, as amended, by SNM Global Holdings with the U.S. Securities and Exchange Commission (the "SEC") on Form 1-A, for the purpose of registering the offer and sale of the Shares ("Offering Statement"), and (2) 82,500,000 shares of Common Stock, par value $0.001 per share ("SAFE Shares") to be offered by selling shareholders in said offering.

For the purpose of rendering my opinion herein, I have reviewed statutes of the State of Nevada, to the extent I deem relevant to the matter opined upon herein, certified or purported true copies of the Articles of Incorporation of SNM Global Holdings and all amendments thereto, the By-Laws of SNM Global Holdings, selected proceedings of the board of directors of SNM Global Holdings authorizing the issuance of the Shares, certificates of officers of SNM Global Holdings and of public officials, and such other documents of SNM Global Holdings and of public officials as I have deemed necessary and relevant to the matter opined upon herein. I have assumed, with respect to persons other than directors and officers of SNM Global Holdings, the due and proper election or appointment of all persons signing and purporting to sign the documents in their respective capacities, as stated therein, the genuineness of all signatures, the conformity to authentic original documents of the copies of all such documents submitted to me as certified, conformed and photocopied, including the quoted, extracted, excerpted and reprocessed text of such documents.

Based upon the review described above, it is my opinion that the Shares are duly authorized and when, as and if issued and delivered by SNM Global Holdings against payment therefore, as described in the offering statement, will be validly issued, fully paid and non-assessable.

I have not been engaged to examine, nor have I examined, the Offering Statement for the purpose of determining the accuracy or completeness of the information included therein or the compliance and conformity thereof with the rules and regulations of the SEC or the requirements of Form 1-A, and I express no opinion with respect thereto. My forgoing opinion is strictly limited to matters of Nevada corporation law; and, I do not express an opinion on the federal law of the United States of America or the law of any state or jurisdiction therein other than Nevada, as specified herein.

I consent to the use of my opinion as an exhibit to the offering statement and to the reference thereto in the offering circular contained in the offering statement.

Very truly yours,

John E. Lux